U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

SPEED OF THOUGHT INC.
                          -----------------------------
                         (Name of Small Business Issuer)

 ------------------------------------------------------------------------------
         New York                                     11-3560396
 ------------------------------------------------------------------------------
(State or Other Jurisdiction of           I.R.S. Employer Identification Number
Incorporation or Organization)

339 New York Avenue
Huntington Village, New York 11743
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)

                                  516-971-7707
     -----------------------------------------------------------------------
                           (Issuer's Telephone Number)

TOSCANO & PUDELL, PC
339 New York Avenue
Huntington Village, NY 11743
Phone: 631.351.4037
Fax:   631.351.4083
     -----------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

           Securities to be Registered Under Section 12(b) of the Act:
                                      None
     -----------------------------------------------------------------------
           Securities to be Registered Under Section 12(g) of the Act:
                          Common Stock $.001 Par Value
     -----------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

PART I

ITEM 1. DESCRIPTION OF BUSINESS................................................3

ITEM 2. PLAN OF OPERATION......................................................8

ITEM 3. DESCRIPTION OF PROPERTY...............................................14

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT........14

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........14

ITEM 6. EXECUTIVE COMPENSATION................................................17

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................17

ITEM 8. DESCRIPTION OF SECURITIES.............................................17

PART F/S......................................................................22

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON COMMON EQUITY; OTHER MATTERS............32

ITEM 2. LEGAL PROCEEDINGS.....................................................31

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.........................32

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...............................32

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.............................32

PART III

ITEM 1. INDEX TO EXHIBITS

ITEM 2. DESCRIPTION OF EXHIBITS

SIGNATURE

                                     PART I

ITEM 1.  BUSINESS.


     SPEED OF THOUGHT INC. (the "Company") was incorporated on July 28, 2000 under the laws of the State of New York to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

     The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any Target Company.

     The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

     There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

- -- Shareholders ability to obtain more readily available information from the Company

- -- The ability to use registered securities to make acquisitions of Assets or businesses;

- --   Increased visibility in the financial community;

- --   The facilitation of borrowing from financial institutions;

- --   Improved trading efficiency;

- --   shareholder liquidity;

- --   greater ease in subsequently raising capital;

- -- compensation of key employees through stock options for which there may be a market valuation;

- --   enhanced corporate image;

- --   a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

     A business entity, if any, which may be interested in a business combination with the Company may include the following:

- -- a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

- -- a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

- -- a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

- --   a company which believes that it will be able to obtain investment
   	 	 capital on more favorable terms after it has become public;

- --   a foreign company which may wish an initial entry into the United States
   	 securities market;

- -- a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

- --   a company seeking one or more of the other perceived benefits of becoming
     	 a public company.

     A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

     No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

     The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking the Company's participation.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's officers have not entered into a written employment agreement with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors.

CONFLICTS OF INTEREST--GENERAL. The Company's officers and directors participate in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a business combination with any entity in which any member of management serves as an officers, directors or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION of the Company. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management.

TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company will require Audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such programs date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). The companies or governments operating such programs have not corrected many of the computer programs containing such date language problems. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

ITEM 2.  PLAN OF OPERATION

     The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the initial filing date of this Registration Statement, neither the Company's officers and directors nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with the Company.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.


     The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. Management is currently involved with other blank check companies. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies with which management is or may be affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negoiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

ies arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, and underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

     With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

     Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.

     The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officers, directors, shareholders or any affiliate or associate serves as an officers or directors or holds any ownership interest.

     UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act
(ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

     A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

     A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

     Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management;

a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.


Name and Address of              Amount of Beneficial        Percentage of Class
Beneficial Owner                 Ownership
[S]                              [C]                          [C]

John Tuohy				   100,000				  50%
3 Sibley Lane
Huntington, NY 11746

Joseph Ciccarelli			   100,000				  50%
32 Court Drive
Melville, NY 11747



ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Company has two Directors and two Officers as follows:

Name                         Age            Position and Offices Held
- ----                         ---            -------------------------
[S]                          [C]            [C]
John Tuohy			      33            President, Secretary, Director

Joseph Ciccarelli			33		  Vice President, Treasurer, Director


     There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors is not acting on behalf of nor will act at the direction of any other person.

     Set forth below is the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years.

Joseph Ciccarelli, age 33, holds a BA from the State University of New York at Stony Brook. Mr. Ciccarelli is the Vice-President of Flash Voice and Data, Corp., a New York Corporation providing the installation of cabling and fiber optic infrastructure for large corporations.

John Touhy, age 33, holds a BA from Townsend State University, Maryland. Mr. Tuohy is the President of Flash Voice & Data, Corp., a New York Corporation providing the installation of cabling and fiber optic infrastructure for large corporations.

CONFLICTS OF INTEREST

     The Company's officers and directors expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, any blank check companies with which management is, or may be, affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

     Mr.Tuohy, and Mr. Ciccarelli are officers and directors of Flash & Voice & Data Corp, a New York Corporation that installs cabling and fiber optics for large corporaions. As such, demands may be placed on their time which will detract from the amount of time messrs., Toscano, and Pudell are able to devote to the Company. Messrs.,

Tuohy, and Ciccarelli intend to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Messrs., Tuohy, and Ciccarelli would not attend to other matters prior to those of the Company. Messrs., Tuohy, & Ciccarelli project that initially up to ten hours per month of their time individually may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

     The terms of business combination may include such terms as Mr. Tuohy, and Mr. Ciccarelli remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Tuohy, Jr., and Mr. Ciccarelli for the purchase or retirement of all or part of their common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Tuohy, and Mr. Ciccarelli would directly benefit from such employment or payment. Such benefits may influence Mr. Tuohy, and Mr. Ciccarelli's choice of a target company.

     The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company

Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company. However, the officers and directors of the Company anticipate receiving benefits as a beneficial shareholder of the Company and, possibly, in other ways. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has issued a total of 200,000 shares of Common Stock to the following persons for a total of $200 in cash:


Name                        Number of Total Shares           Consideration
- ----                        ----------------------           -------------
John	Tuohy			               	100,000				                      $100.00

Joseph Ciccarelli		         	100,000			                       $100.00


John Tuohy, is the President, Secretary, and Director for the Company. The total number of shares issued to Mr. Tuohy, were in exchange for cash. Mr. Tuohy, may receive additional shares in exchange for cash and/or for services in lieu of cash although there is no current agreement with the Company to do so.

Joseph Ciccarelli, is the Vice-President, Treasurer, and Director for the Company. The total number of shares issued to Mr. Ciccarelli, were in exchange for cash. Mr. Ciccarelli, may receive additional shares in exchange for cash and/or for services in lieu of cash although there is no current agreement with the Company to do so.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $.001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities;
however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally

                                       18


available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

     Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

     Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

     Following a business combination, a target company will normally wish to list the Company's common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.

     In order to qualify for listing on the NASDAQ SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the NASDAQ
SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers;
and (v) 300 shareholders.

                                       19


     If, after a business combination, the Company does not meet the qualifications for listing on the NASDAQ SmallCap Market, the Company's may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

TRANSFER AGENT

     It is anticipated that the Company will act as it's own transfer agent for the common stock of the Company.

GLOSSARY



"Blank Check" Company                   As defined in Section 7(b)(3) of the
                                        Securities Act, a "blank check" company
                                        is a development stage company that has
                                        no specific business plan or purpose or
                                        has indicated that its business plan is
                                        to engage in a merger or acquisition
                                        with an unidentified company or
                                        companies and is issuing "penny stock"
                                        securities as defined in Rule 3a51-1 of
                                        the Exchange Act.

Business                                Combination Normally a merger,
                                        stock-for-stock exchange or
                                        stock-for-assets exchange between the
                                        Registrant and a target company.

The Company or the Registrant           The corporation whose common stock is
                                        the subject of this Registration
                                        Statement.

Exchange Act                            The Securities Exchange Act of 1934, as
                                        amended

"Penny Stock" Security                  As defined in Rule 3a51-1 of the
                                        Exchange Act, a "penny stock" security
                                        is any equity security other than a
                                        security (i) that is a reported security
                                        (ii) that is issued by an investment
                                        company (iii) that is a put or call
                                        issued by the Option Clearing
                                        Corporation (iv) that has a price of
                                        $5.00 or more (except for purposes of
                                        Rule 419 of the Securities Act) (v) that
                                        is registered on



                                        a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Securities Act                          The Securities Act of 1933, as amended.





PART F/S

     Financial Statements. The following financial statements are included in this statement:
     Report of Auditor
          Balance Sheet as of August 21, 2000
 Statements of Operations for the period from inception to
	August 21, 2000
          Statement of Stockholders' Equity from inception to August 21, 2000
          Statements of Cash Flows for the period from inception to August 21, 2000
          Notes to Financial Statements


PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

     Exhibit No.          Description

     2.1               Certificate of Incorporation filed July 28, 2000

     2.3               Current Bylaws

     12.1              Consent of Auditor


THOMAS BAUMAN
CERTIFIED PUBLIC ACCOUNTANT
4 SCHAEFFER STREET
HUNTINGTON STATION, NY 17746


To the Board of Directors and Shareholders
SPEED OF THOUGHT INC.
Huntington Village, NY


			INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of SPEED OF THOUGHT INC. (a development stage company) as of August 21, 2000 and the related statements of operations, deficit accumulated during the development stage, cash flows and changes in stockholders' equity for the period July 28, 2000 (inception) to August 21, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards.
Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPEED OF THOUGHT INC. as of August
21, 2000, and the results of its operations and cash flows and changes in stockholders' equity for the period from Jul 28, 2000 (date of inception) to August 21, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. The Company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note D. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Thomas Bauman
Thomas Bauman, C.P.A.
August 29, 2000


SPEED OF THOUGHT INC.
(a development stage company)
BALANCE SHEET
AUGUST 21, 2000

                                    ASSETS

CURRENT ASSETS

     Cash 	      	                                      $      200
                 											                                   											----------

     TOTAL ASSETS                                             $      200
                                                     																===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES


     Accrued Expenses                           						  										$500
                                                               ----------


     Total Liabilities                                            $500
                                                               ----------

STOCKHOLDERS' EQUITY

     Common Stock 10,000,000 shares
      authorized at $.001 par value;
      200,000 shares issued and outstanding                          200

Deficit accumulated during development stage                        (500)
                                                                 ----------

     Total Stockholders' Equity                                    $(300)

                                                      															----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $          200
                                                      															==========


See accompanying notes to financial statements
See Accountant's Audit Report


SPEED OF THOUGHT INC.
(a development stage company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Period July 28, 2000 (inception) to August 21, 2000

Revenue                                                 $              -0-

Operating expenses

     Professional fees                                                 500
                                                        															----------

Loss before income taxes                                              (500)

Income taxes										                                                 -0-
                                                       									 						----------

Deficit accumulated during the
        development stage-August 21, 2000                           (500)
	                                                       														==========

Net loss per share                                                  (.0025)


See accompanying notes to financial statements
See Accountant's Audit Report

SPEED OF THOUGHT INC.
(a development stage company)
Statement of Changes in Stockholders' Equity
For the Period July 28, 2000 (inception) to August 21, 2000


                            Common      Accumulated   Number of
                            Stock       Deficit       Shares

Issuance of Common Stock     $  200                    200,000
July 28, 2000


Net Loss                                   $ 500
                            -------      -------      --------

Totals                       $  200        $ 500       200,000
                            =======      =======      ========


See accompanying notes to financial statements
See Accountant's Audit Report

SPEED OF THOUGHT INC.
(a development stage company)
STATEMENT OF CASH FLOWS
For the Period July 28, 2000 (inception) to August 21, 2000

CASH FLOWS FROM OPERATING ACTIVITIES

          Net Income (Loss)                                  $      (500)

 	    Adjustments to reconcile net loss to net
          cash provided by operating activities
      Increase in:
            Accrued Expenses	      			              500
                                                                 ---------

Net Cash Provided By Operating Activities                           -0-
                                                                 ---------

Cash Flows from Financing Activities

          Issuance of Common Stock for Cash                          200
                                                                ---------

Net Cash Provided by Financing Activities                            200
                                                                ---------

Net Increase in Cash                                                 200


Cash at Beginning of Period                                           -0-
                                                                ---------

Cash at End of Period                                                200
                                                                =========


See accompanying notes to financial statements
See Accountant's Audit Report

SPEED OF THOUGHT INC.
(a development stage company)
NOTES TO FINANCIAL STATEMENTS
August 21, 2000


NOTE A - Summary of Significant Accounting Policies:


Organization

SPEED OF THOUGHT INC. (a development stage company) is a New York Corporation incorporated on July 28, 2000.

The Company conducts business from its headquarters in Huntington Village, New
York. The Company has not yet engaged in its expected operations. The future operations will be to merge with or acquire a existing company.

The Company is in the development stage and has not yet acquired the necessary operation assets, nor has it begun any part of its proposed business. While the Company is negotiating with prospective personnel and potential customer distribution channels, there is no assurance that any benefit will result form such activities. The Company will not receive any operating revenues until the commencement of operations, but will continue to incur expenses until then.


Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.


Start-Up Costs

Start-up and organization costs are being expenses as incurred.


Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B- Stockholder's Equity:

The Company has authorized 10,000,000 shares at $.001 par value common stock.
On July 28, 2000, the Company authorized and issued shares of common stock to two investors for $200.


NOTE C - Going Concern:

As shown in the accompany financial statements, the Company incurred at net loss of $500 from July 28, 2000 (date of inception) through August 21, 2000.
The ability of the Company continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking a merger partner or an acquisition candidate

See Accountant's Audit Report


EXHIBIT 2.1


                          CERTIFICATE OF INCORPORATION

                                       OF

                              SPEED OF THOUGHT INC.

Pursuant to Section 402 of the Business and Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business and Corporation Law of the State of New York hereby certify:

FIRST: The name of the corporation is:

           SPEED OF THOUGHT INC.

SECOND: The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under Article
IV of the Business Corporation Law, except that it is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the Corporation shall be located in the County of SUFFOLK, State of New York.

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is TEN MILLION, each of which shall be common stock with a par value of $.001.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is:

C/O TOSCANO & PUDELL
339 NEW YORK AVENUE
HUNTINGTON VILLAGE, NY 11743

SIXTH: No director of the corporation shall be personally liable to the corporation or its shareholders for damages for any breach of duty in such capacity, provided, however, that the provision shall not eliminate or limit:

(a) the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of the law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated Section 719 of the New York Business
Corporation Law of the State of New York.

(b) The liability of the director for act or omission prior to final adoption of this article.


IN WITNESS WHEREOF, the undersigned incorporator has executed this certificate of incorporation.
                                     s/ Sharon Babala
                                     -------------------------
     						 Sharon Babala, Incorporator
                                     Blumberg Excelsior Corporate
						 Services, Inc.
						 488 Broadway
						 Albany, New York 12207



EXHIBIT 2.3

BY-LAWS

OF

SPEED OF THOUGHT INC.

Incorporated Under the Business Corporation Law of the State of New York


1. PRINCIPAL OFFICE

(1.1) Initial Location. The principal office of the corporation shall initially be located at:

					339 New York Avenue
					Huntington Village, NY  11743

(1.2) Change of Location. The Board of Directors may, upon reasonable written notice to all shareholders, relocate the principal office of the Corporation.

(1.3) Other Offices. In addition to its principal office, the corporation may have such other offices, either within or without the state of incorporation, as the Board of Directors may designate.

2. DIRECTORS

(2.1) Number. The number of directors shall be that number as may from time to time be fixed by the Board of Directors, but not less than the minimum number required by law.

(2.2) Qualification. No person shall serve as a director unless such person is at least 18 years of age.

(2.3) Notices. Upon taking office, each director shall file with the secretary a written designation of the address that the director desires to be used for the purpose of giving notices to him/her. Until the director shall have effectively done so, he/she shall be deemed to have designated either the principal office of the corporation or any other address that the sender of the notice could reasonably believe to be an appropriate address. Any designated address may be redesignated by similar filing with the secretary. The secretary shall give each of the other directors prompt notice of every designation or re-designation filed. The designation or re-designation shall be effective three business days after the secretary's action or upon earlier receipt. Any notice to a director shall be valid if sent to either (a) the director's designated address or (b) any other address used in good faith unless it be shown that prejudice resulted from use of such other address. All notices must be in writing. Any notice may be delivered by hand or sent by telecommunictions device, by mail or by similar means. If a notice is sent by registered mail or return receipt requested, another copy shall at the same time, be sent by ordinary first class mail.

(2.4) Resignation. A director may resign at any time by giving notice to each of the other directors. Unless otherwise specified, the notice shall be effective immediately and acceptance shall not be necessary to make it effective. A director need not assign cause for resigning.

(2.5) Removal. A director may be removed by the shareholders without cause or by the Board of Directors with; cause.


3. BOARD OF DIRECTORS

(3.1) Regular Meetings. A regular meeting shall be held immediately after and at the same place as the annual meeting of shareholders. The Board of Directors may provide for other regular meetings. Notice need not be given of any regular meeting.

(3.2) Special Meetings. The president or any two directors may call a special meeting upon not less than five business days notice to every director of the time and place of the special meeting. The special meeting notice does not have to specify the business to be transacted.

(3.3) Adjourned Meetings. Whether or not a quorum is present, a majority of the directors present may adjourn any meeting to such time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment.
Additional business may also be transacted if proper notice shall have been given.

(3.4) Organization. The chairperson of the meeting shall be the president if taking part in the meeting or, if not, any director elected by a majority of the directors present, The secretary of the meeting shall be the secretary if taking part in the meeting or, if not, any director appointed by the chairman of the meeting.

(3.5) Committees. The board of Directors may, by resolution passed by a majority of the full Board of Directors (a) designate two or more of its number to constitute an executive committee, or one or more other committees, which, so far as may be permitted by law and to the extent and in that manner provided in said resolution, shall have and may exercise, between meetings of the Board of Directors, the powers of the board of directors in the management of the affairs and business of the corporation, (b) at any time change the members of any such committees, (c) fill vacancies in any such committee, and (d) discharge any such committee, with or without cause. The Board of Directors may provide for regular meetings of any such committee with or without notice as the Board of Directors may prescribe. To the extent the authority of the Board of Directors has been delegated to any such committee, any reference in these by-laws to the Board of Directors shall be deemed a reference to such committee.

(3.6)	Telecommunications Participation.  Any one or more directors may participate in a meeting of the Board or any committee by means of a conference telephone or other type of telecommunications equipment allowing persons participating in the meeting to hear each other at the same time.

(3.7) Regulations. The Board of Directors may adopt rules and regulations, not inconsistent with law, the certificate of incorporation or these by-laws, for the conduct of its meetings and the management of all aspects of the affairs of the corporation.

4. SHARES AND CERTIFICATES

(4.1) Form of Certificates. Certificates representing shares shall be in the form determined by the Board of Directors. All certificates issued shall be consecutively numbered or otherwise appropriately identified.

(4.2) Share Transfer Ledger. There shall be kept a share transfer ledger in which shall be entered full and accurate records including the names and addresses of all shareholders, the number of shares issued to each shareholder and the dates of issuance. All transfers of shares shall be promptly reflected in the share transfer ledger. Unless otherwise directed by the Board of Directors, the share transfer ledger shall be kept at the principal office of the corporation.

(4.3) Transfer of Shares. Upon (a) receipt of the certificate representing the shares to be transferred, either duly endorsed or accompanied by proper evidence of succession assignment or authority to transfer, (b) payment of any required transfer taxes, and (c) payment of any reasonable charge the Board of Directors may have established, the surrendered certificate shall be canceled and a new certificate or certificates shall be issued to the person(s) entitled to it.

(4.4) Replacement Certificates. Replacement certificates will be issued at the request of the shareholder upon payment of any reasonable charge the Board of Directors may have established. In case of a lost, mislaid, destroyed or mutilated certificate, proof of the facts, by affidavit or otherwise, may also be required, as may be a bond or other proper indemnification for the corporation and its agents.

(4.5) Record Owner to be Treated as Owner. Unless otherwise directed by a court of competent jurisdiction the corporation shall treat the holder of record of any share as the holder in fact and accordingly shall not recognize any equitable or other claim to or interest in the shares on the part of any other persons, whether or not it shall have express or other notice of it.

5. SHAREHOLDER'S MEETINGS

(5.1) Annual Meeting. The annual meeting of the shareholders shall be held on the 1st day of the month of August in each year at the principal office of the corporation. If the day fixed for the annual meeting is a Saturday, Sunday or holiday at the place it is to be held, the meeting shall be held on the following day that is not such a day. Unless otherwise stated in the notice of meeting pursuant to direction of the Board of Directors, the annual meeting shall be held at the principal office of the corporation.

(5.2) Special Meetings. A special meeting of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

(5.3) Adjourned Meetings. Whether or not a quorum is present, a majority in voting power of the shareholders present in person or by proxy and entitled to vote may adjourn any meeting to a time and place as they shall decide. Notice of any adjourned meeting need not be given. At any adjourned meeting, whether adjourned once or more, any business may be transacted that might have been transacted at the meeting of which it is an adjournment. Additional business may also be transacted if proper notice shall have been given.

(5.4) Organization.   The president shall be chairman of the meeting.  The
secretary shall be secretary of the meeting.  If neither the president nor any vice president is present, the shareholders shall choose a chairman of the meeting.  If neither the secretary nor any assistant secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(5.5) Order of Business. The order of business shall be as determined by the chairman of the meeting, but the order may be changed by a majority in voting power of the shareholders present in person or by proxy and entitled to vote.
Unless otherwise determined as aforesaid, the order shall be as follows:

1. Roll call
2. Proof of notice of meeting or waiver of notice
3. Reading of minutes of preceding meeting
4. Reports of officers
5. Reports of committees.
6. Election of directors
7. Unfinished business
8. New business

(5.6) Voting. Upon demand of any shareholders, voting shall be by ballot, in which event each ballot shall be signed by the shareholder or his proxy and shall state the number shares voted. Otherwise, voting need not be in writing.


6. OFFICERS

(6.1) Additional Officers. In additional to the president, secretary, treasurer and any other offices required by law, the corporation may have one or more vice presidents elected by the Board of Directors, one of whom may be designated as executive vice president. The corporation may also have such other or assistant officers as may be elected by, or appointed in a manner prescribed by, the Board of Directors.

(6.2) Seniority. The executive vice president, if there is one, shall be deemed senior to all other vice presidents. Unless otherwise determined by, or under rules prescribed by, the Board of Directors, seniority of any officer shall be determined by length of continuous service in that office.

(6.3) Continuation in Office. Unless otherwise provided by the Board of Directors, every officer shall serve until death, incapacity, resignation or removal by the Board of Directors. Any resignation or removal shall be without prejudice to any contractual rights of the corporation or the officer.

(6.4) Duties in General. Subject to these by-laws, the authority and duties of all offices shall be determined by, or in the manner prescribed by, the Board of Directors. Except as may be specifically restricted by the Board of Directors, any officer may delegate any of his/her authority and duties to any subordinate officer.

(6.5) Duties of the President. The president shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. The president may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments that the Board of Directors has authorized to be executed, except where the signing and execution shall be expressly delegated by the Board of Directors or by these by-laws to some other officer or agent of the corporation or shall be required by law to otherwise signed or executed, and in general shall perform all duties incident to the office of the president and such their duties as may be prescribed by the Board of Directors from time to time.

(6.6) Duties of Vice Presidents. In the absence or incapacity of the president, the senior vice president shall perform the duties of the president and, when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Each vice president shall perform any other duties as may be assigned by the president or by the Board of Directors.

(6.7) Duties of Secretary. The secretary shall keep the minutes of the shareholders' and the directors' meetings in one or more books provided for that purpose, see that al notices are duly given in accordance with the provisions of these by-laws or as otherwise required, be custodian of the corporate records and of the seal of the corporation, keep a register of the post office addresses of each shareholder, have general charge of the share transfer books of the corporation, and in general perform all duties incident to the office of secretary and other duties that may be assigned by the president from time to time.

(6.8) Duties of Treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his/her duties in a sum and with any surety or sureties as the Board of Directors shall determine. The treasurer shall have charge and custody of and be responsible for all funds and securities of the corporation, receive and give receipts for monies due and payable to the corporation from any source whatsoever, and deposit all such monies in the name of the corporation in the banks, trust companies or other depositories as shall be selected in accordance with these by-laws, and in general perform all duties incident to the office of treasurer and such other duties as may be assigned by the president or the Board of Directors.

(6.9) Salaries. No officer shall receive any salary unless provided or authorized by the Board of Directors. No officer shall be prevented from receiving a salary by reason of the fact that he/she is a director.

7. SEAL

(7.1) Form. The seal of the corporation shall be in the form impressed in the margin.

(7.2) Use. The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon an adhesive substance annexed. The seal on certificates for shares or other documents may be a facsimile, engraved or imprinted.

8. AMENDMENTS

(8.1)	By Board.  These by-laws may be amended or replaced by the Board of
Directors.

CERTIFICATE OF ADOPTION OF BYLAWS

ADOPTION BY INCORPORATOR(S) OR FIRST DIRECTOR(S)

The undersigned person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Director(s) of the above-named corporation hereby adopt the same as the Bylaws of said corporation.

Executed this 1st day of August, 2000.

/s/ John. Tuohy
Signature

John Tuohy
Print Name

THIS IS TO CERTIFY:

         That I am the duly-elected, qualified and acting Secretary of the above-named corporation; that the foregoing Bylaws were adopted as the Bylaws of said corporation on the date set forth above by the person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Directors(s) of said corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this 1st day of August, 2000.

/s/John Tuohy
Secretary

         (SEAL)

CERTIFICATE BY SECRETARY OF ADOPTION BY SHAREHOLDERS' VOTE.
THIS IS TO CERTIFY:

         That I am the duly elected, qualified and acting Secretary of the above-named corporation and that the above and foregoing Code of Bylaws was submitted to the shareholders at their first meeting held on the date set forth in the Bylaws and recorded in the minutes thereof, was ratified by the vote of shareholders entitled to exercise the majority of the voting power of said corporation.

         IN WITNESS WHEREOF, I have hereunto set my hand this 1st day of August, 2000.

/s/John Tuohy
Secretary


 EXHIBIT 12.1

THOMAS BAUMAN
CERTIFIED PUBLIC ACCOUNTANT
4 SCHAEFFER STREET
HUNTINGTON STATION, NY 17746


CONSENT FOR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration
Statement on Form 10-SB of our report dated August 29, 2000 of SPEED OF THOUGHT INC., for the period ended August 21, 2000.

/s/ Thomas Bauman
Thomas Bauman, C.P.A.

